Mail Stop 3561

September 19, 2006

Christopher R. Thomas, President
Restaurant Acquisition Partners, Inc.
5950 Hazeltine National Drive, Suite 290
Orlando, Florida 32822-5007

> **RE: Restaurant Acquisition Partners, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **File No. 333-129316**
> **Amendment Filed June 30, 2006**

Dear Mr. Thomas:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Summary

1.   In your response to our prior comment 1 from our letter dated August 1, 2006, you indicate that you have based the warrant purchase price on the comparable pricing in the Harbor Acquisition Corp. transaction. However, your page 4 disclosure refers to comparable companies. Please revise to indicate that you based your price on Harbor Acquisition Corp.

Risk Factors, page 12

2.   We note that the company has added a risk factor in response to our prior comment 6 from our letter of August 1, 2006. Please revise this risk factor to clarify the risk to investors in the event that they are unable to exercise an in the money warrant.

3.   In your response to our prior comment 7 from our August 1, 2006 letter you indicate that your insiders are prevented from exercising their warrants into restricted shares pursuant to Section 3.3.2 of the Warrant Agreement. We note that the Warrant Agreement states "notwithstanding the foregoing, the Company shall not <u>be obligated</u> to deliver any securities pursuant to the exercise of a Warrant unless a registration statement under the Act with respect to the Common Stock is effective." (Emphasis added.) We also note that the Form of Subscription Agreement states that "as provided in the Warrant Agreement, the Company shall not <u>be obligated</u> to issue or deliver any securities pursuant to the exercise of a Insider Warrant and shall have no obligation to settle the Insider Warrant exercise unless a registration statement under the Securities Act with respect to the Common Stock is effective …." (Emphasis added.) Finally, we note your statement in the Warrants section, on page 70, that "no warrants will be exercisable unless at the time a holder seeks to exercise such warrant, a prospectus relating to common stock issuable upon exercise of the warrants is current and the common stock has been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the warrants." However, there would appear to be a distinction between the company not being "obligated" to do something and not being "permitted" to do something. Please revise your warrant agreement, subscription agreement and Form S-1, to clearly indicate, if true, that management may not exercise its warrants unless the public stockholders are permitted to exercise their warrants. In responding to the foregoing, your attention is also directed to Section 2.4 of Exhibit 4.4 Unit Purchase Option which appears to allow exercise if an exemption from registration is available.

Plan of dissolution and liquidation if no business combination, page 49

4.   We note your response to comment 11. We also note your prior statement that indicated the company had obtained information from Messrs. Thomas, Creed and Culp regarding their ability to fund a shortfall in the trust account. Supplementally, confirm that the company has not taken any steps to ensure that Messrs. Thomas, Creed and Culp have sufficient funds to satisfy their obligations to ensure the trust is not depleted.

Financial Statements, page F-1

5.   Please revise to provide updated financial statements as required by Rule 3-12 of
        Regulation S-X.

Exhibits

Exhibit 10.1

6.   Please file validly executed copies of Exhibit 10.1 for each executive officer or
        director prior to requesting effectiveness.

Closing Comments

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please understand that we may have
additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact Maureen Bauer at (202) 551-3237 if you have questions
regarding comments on the financial statements and related matters. Questions on other
disclosure issues may be directed to Jay Williamson at (202) 551-3393.

                                        Sincerely,

                                        John Reynolds
                                        Assistant Director

cc.   Ronald A. Fleming, Jr., Esq.
        212-298-9931 (facsimile)